SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT(“CNPJ”) No. 00.022.034/0001-87

REGISTRY OF COMMERCE No. 35.300.140.443

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF GENERAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS, HELD ON APRIL 30, 2004

VENUE AND TIME: Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 10:30am.

BOARD: Roberto Konder Bornhausen - Chairman Marcia Maria Freitas de Aguiar - Secretary

QUORUM: Shareholders representing more than two thirds of the voting capital.

ATTENDANCE: a) Company’s officers;

b) representative of Deloitte Touche Tohmatsu Auditores Independentes, the company which renders auditing services to the Company, Mr. Osmar Aurélio Lujan.

CALL NOTICE: Published in the Official Gazette of the State of São Paulo, editions of April 15, 16 and 17, 2004, on pages 21, 15 and 19, respectively and in Valor Econômico Newspaper, editions of April 15, 16, 17 and 18 and 19, 2004, on pages C12, C2 and C2, respectively.

NOTICE TO SHAREHOLDERS: Notice to shareholders was not published in accordance with Fifth Paragraph of Article 133 of Law 6.404, of 12.15.76.

SHAREHOLDERS’ DELIBERATIONS UNANIMOUSLY APPROVED:

I – IN THE EXTRAORDINARY SHAREHOLDERS MEETING

Approved pursuant to the terms of the Board of Directors’ Proposal of April 14, 2004:

1. The exclusion of the denomination of Class “A” preferred shares and Class “B” preferred shares, and the consequent amendment of the denomination of Class “B” preferred shares to “preferred shares”, once on September 2003 the totality of Class “A” preferred shares were converted into Class “B” preferred shares.

2. In virtue of the deliberation above, it was approved the following wording to the “caput”, 1st and 6th paragraphs of Article 5th of By-laws, as well as the 1st paragraph of Article 6th, the sub-items I and II of item “d” of Article 10 and the “caput” and the 1st paragraph of Article 11:

“Article 5: - The capital stock is R$ 1,863,449,958.72 (one billion, eight hundred and sixty-three million, four hundred and forty-nine thousand, nine hundred and fifty-eight reais and seventy-two cents) divided into 84,330,476,296 (eighty-four billion, three hundred and thirty million, four hundred and seventy-six thousand, two hundred and ninety-six) registered shares, with no par value, of which 31,514,587,519 (thirty-one billion, five hundred and fourteen million, five hundred and eighty-seven thousand, five hundred and nineteen) are common shares, and 52,815,888,777 (fifty-two billion, eight hundred and fifteen million, eight hundred and eighty-eight thousand, seven hundred and seventy-seven) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to 180,000,000,000 (one hundred and eighty billion) additional shares, considering that up to 60,000,000,000 (sixty billion) shall be common shares, and up to 120,000,000,000 (one hundred and twenty billion) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.

Sixth Paragraph: - Preferred shares are not entitled to voting rights and shall be entitled to participate of the dividend to be distributed, which shall be equivalent to 100% (one hundred per cent) of the net profits of the fiscal year, accrued in cash, calculated pursuant to Article 202 of Law 6.404, of 15.12.1976, with the wording given by Law 10.303, of 31.10.2001, and the Article 35 of these By-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of one thousand (1,000) shares; or (ii) priority semi-annual dividends of 1.5% of the equity value of the share, resulting in a priority annual dividend of three percent (3%) of the equity value of the share, whichever is greater;

b. in case of splitting or combination of preferred shares, the dividend set forth in item “a” (i) above, shall be settled in accordance with the new number of shares of this class;

c. - priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such share class in the capital stock;

d. - participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits, as well as in the distribution of dividends, provided that distribution of dividends as set forth in item “a” be guaranteed to common shares.”

“Article 6th – [...]

First Paragraph: - For the purposes of this Article, each deposited preferred share issued by UNIBANCO, shall correspond to a concomitant deposit of one preferred share issued by HOLDINGS, in such a way that each UNIT shall always be backed by an equal number of preferred shares of both issuers.”

“Article 10: - [...]

d) if the shares of UNIBANCO or HOLDINGS are split, cancelled or combined, or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I In the event that there is a change in the number of shares represented by the UNITS, as a result of share splits or through the capitalization of profits or reserves, carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall register the new UNITS in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holders of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 6, and shall deliver the remaining shares issued to the holders of the UNITS represented by the split shares.

II In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of one (1) UNIBANCO preferred share to one (1) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.”

“Article 11: - Requests for conversion, insofar as they apply to HOLDINGS, shall be fulfilled through the subscription of preferred shares, to be paid up upon the delivery of the preferred or common UNIBANCO shares, with due regard to the provisions of First Paragraph of this Article.

First Paragraph: - In the event of conversion of UNIBANCO common shares, HOLDINGS shall deliver to the interested part, in addition to the preferred shares issued by HOLDINGS, preferred shares issued by UNIBANCO, which are a part of HOLDINGS' assets, in a number sufficient to form UNITS; furthermore, the Board of Directors may establish criteria for a partial fulfillment of the requests made by the shareholders, by creating waiting lists, through pro-rata distributions, or both, the conversion of common shares into UNITS being contingent upon the total number of preferred shares issued by UNIBANCO and received by HOLDINGS as a result of the conversion into UNITS of preferred shares issued by UNIBANCO.”

Additionally, it was approved:

3. The exclusion of the paragraph 8th of Article 5th of the By-laws, as long as the term for exercising the faculty set forth therein, regarding the possibility to convert common shares into Class “B” preferred shares of the Company, has expired on August 22, 2003, renumbering, subsequently, the remaining paragraphs of said Article;

4. The inclusion of a sole paragraph to Article 36 of the By-laws, in order to allow the Company to declare interim dividends based on balance sheets prepared on a shorter term than the semi-annual basis, with the wording as set forth below:

“Sole Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.”

5. Amendment of sub-item II of item “g” of Article 9th and of Article 39 of the By-laws, in order to improve their wordings, which shall remain in force with the following wording:

“Article 9º: [...]

Item “g”: [...]

II – the beginning of a public offering for the primary or secondary distribution of UNITS, either in the national market, or in the international market, provided that in these case the suspension period shall not exceed thirty (30) days.”

“Article 39: The reimbursement value of shares, in the cases that it is ensured by law, shall be equal to the equity value of shares, calculated on the basis of the balance sheet drawn up in accordance with the form set forth by law.”

6. The reverse split of common and preferred shares issued by the Company, including Units, which are share deposit certificates representing, each, one preferred share of Unibanco – União de Bancos Brasileiros S.A. (“Unibanco”) and one preferred share of the Company, in the ratio of 100 shares to 1 share, maintained the same types.

7. The Company’s Board of Officers is authorized, after the approval of Unibanco’s General Meeting by the Central Bank of Brazil, to publish a notice to shareholders, informing all the conditions of the reverse split.

8. Finally, the consolidation of the By-laws, with the amendments herein approved, pursuant to the terms of the Board of Directors Proposal of April 14, 2004, which shall be enforce with the following wording:

"UNIBANCO HOLDINGS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO HOLDINGS S.A., hereinafter referred to as HOLDINGS, shall be governed by these corporate by-laws and by the applicable legal provisions.

Article 2: HOLDINGS is incorporated for the purpose of holding share participation in other companies.

Article 3: HOLDINGS has its head offices and legal venue in the City of São Paulo, State of São Paulo.

Article 4: HOLDINGS shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 5: - The capital stock is R$ 1,863,449,958.72 (one billion, eight hundred and sixty-three million, four hundred and forty-nine thousand, nine hundred and fifty-eight reais and seventy-two cents) divided into 84,330,476,296 (eighty-four billion, three hundred and thirty million, four hundred and seventy-six thousand, two hundred and ninety-six) registered shares, with no par value, of which 31,514,587,519 (thirty-one billion, five hundred and fourteen million, five hundred and eighty-seven thousand, five hundred and nineteen) are common shares, and 52,815,888,777 (fifty-two billion, eight hundred and fifteen million, eight hundred and eighty-eight thousand, seven hundred and seventy-seven) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to 180,000,000,000 (one hundred and eighty billion) additional shares, considering that up to 60,000,000,000 (sixty billion) shall be common shares, and up to 120,000,000,000 (one hundred and twenty billion) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.

Second Paragraph: It shall be incumbent upon the Board of Directors, within the limits of the authorized capital, to decide on the issuance of new shares and to set forth the conditions said shares shall be subject to.

Third Paragraph: HOLDINGS may issue subscription warrants (“bônus de subscrição”) within the limits of the authorized capital and upon decision of the Board of Directors, but it shall not issue founder shares (“partes beneficiárias”).

Fourth Paragraph: The issuance of shares or the issuance of subscription warrants for stock exchange trading, for public subscription or for exchange for shares in a public offer for control acquisition, may be carried out with a reduction of the deadline for exercising preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant the shareholders priority in the subscription of shares of one or more kinds or classes.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, HOLDINGS may grant the option to purchase shares to its own officers or employees or to individuals rendering services to the company, as well as to people who perform these activities at UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a publicly held Company the head offices of which are in the city of São Paulo, capital of the state of São Paulo, CNPJ (Tax Roll No.) 33.700.394/0001-40, hereinafter referred to as UNIBANCO;

Sixth Paragraph: - Preferred shares are not entitled to voting rights and shall be entitled to participate of the dividend to be distributed, which shall be equivalent to 100% (one hundred per cent) of the net profits of the fiscal year, accrued in cash, calculated pursuant to Article 202 of Law 6.404, of 15.12.1976, with the wording given by Law 10.303, of 31.10.2001, and the Article 35 of these By-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of one thousand (1,000) shares; or (ii) priority semi-annual dividends of 1.5% of the equity value of the share, resulting in a priority annual dividend of three percent (3%) of the equity value of the share, whichever is greater;

b. in case of splitting or combination of preferred shares, the dividend set forth in item “a” (i) above, shall be settled in accordance with the new number of shares of this class;

c. - priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such share class in the capital stock;

d. - participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits, as well as in the distribution of dividends, provided that distribution of dividends as set forth in item “a” be guaranteed to common shares.

Seventh Paragraph: Preferred shares with no voting rights or subject to restrictions regarding such rights shall observe the limit of 2/3 (two thirds) of the total number of shares issued.

Eighth Paragraph: HOLDINGS shall be allowed to maintain all its shares, or one or more classes of shares, in deposit accounts, on behalf of their holders, in an authorized Financial Institution it may appoint, upon the submission and cancellation of outstanding certificates, due consideration having been given to the rules in force at the time. In this case, HOLDINGS is allowed to charge shareholders for the cost of services, subject to the limits established by the Securities and Exchange Commission.

Ninth Paragraph: HOLDINGS may, upon notice to the Stock Exchanges where its shares are traded and publication of notices, suspend the transfer of shares for periods of no longer than fifteen (15) days each; furthermore, the sum of said periods shall not exceed ninety (90) days per year.

Article 6: UNIBANCO may, pursuant to these by-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) HOLDINGS; and

b) UNIBANCO.

First Paragraph: - For the purposes of this Article, each deposited preferred share issued by UNIBANCO, shall correspond to a concomitant deposit of one preferred share issued by HOLDINGS, in such a way that each UNIT shall always be backed by an equal number of preferred shares of both issuers.

Second Paragraph: Only shares which as are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for the conversion into UNITS.

Article 7: The shareholders of UNIBANCO may, pursuant to Articles 8, 9, 10 and 11 of these by-laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 8: From the issue date of the UNITS, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 9: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder, and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO’s registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply holders of UNITS with a statement of their UNITS account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of UNITS (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement declaring that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS account or upon an order in writing from said holder, the name and identification of the holder of the UNITS account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT’s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holder of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of transfer of said shares to the shares deposit accounts maintained by UNIBANCO in the holders name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of UNITS for a specified period of time, subject to the following circumstances:

I An announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO’s shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed ninety (90) days;

II – the beginning of a public offering for the primary or secondary distribution of UNITS, either in the natioal market, or in the international market, provided that in these case the suspension period shall not exceed thirty (30) days.

h) UNITS subject to burdens, liens, or encumbrances as per item “b” of this Article, may not be the object of a cancellation request;

i) once UNITS have been cancelled, the holder of the shares they represent may freely dispose of said shares, and the restrictions mentioned in item “c” of Article 8 shall cease to apply.

Article 10: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption value or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption value or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the shares represented by the UNITS;

d) if the shares of UNIBANCO or HOLDINGS are split, cancelled or combined, or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I In the event that there is a change in the number of shares represented by the UNITS, as a result of share splits or through the capitalization of profits or reserves, carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall register the new UNITS in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holders of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 6, and shall deliver the remaining shares issued to the holders of the UNITS represented by the split shares.

II In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of one (1) UNIBANCO preferred share to one (1) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III In capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1) if HOLDINGS and UNIBANCO simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 6, unless such shareholder provides instruction to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the creation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2) if only one of the companies increase its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued.

Article 11: - Requests for conversion, insofar as they apply to HOLDINGS, shall be fulfilled through the subscription of preferred shares, to be paid up upon the delivery of the preferred or common UNIBANCO shares, with due regard to the provisions of First Paragraph of this Article.

First Paragraph: - In the event of conversion of UNIBANCO common shares, HOLDINGS shall deliver to the interested part, in addition to the preferred shares issued by HOLDINGS, preferred shares issued by UNIBANCO, which are a part of HOLDINGS' assets, in a number sufficient to form UNITS; furthermore, the Board of Directors may establish criteria for a partial fulfillment of the requests made by the shareholders, by creating waiting lists, through pro-rata distributions, or both, the conversion of common shares into UNITS being contingent upon the total number of preferred shares issued by UNIBANCO and received by HOLDINGS as a result of the conversion into UNITS of preferred shares issued by UNIBANCO.

Second Paragraph: The subscription price of the shares issued by HOLDINGS for the purpose of complying with requests for conversion shall be equivalent to the book value of the shares issued by UNIBANCO.

CHAPTER III

General Shareholders Meeting

Article 12: The General Shareholders Meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph: A shareholder may be represented at a General Shareholder Meeting by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with HOLDINGS may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meeting, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Directors or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders’ Meetings.

Second Paragraph: In order to be binding upon HOLDINGS, shareholders’ agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of HOLDINGS must be previously filed at HOLDINGS head office, in accordance with the applicable rules established by the Board of Directors. HOLDINGS may request the shareholders clarifications in order to properly fulfill their obligations.

Third Paragraph: It is incumbent upon the Chairman of the General Shareholders' Meeting, upon a request submitted by interested shareholders, to declare the nullity of a vote given against an express provision of a shareholders' agreement filed at HOLDINGS' head office, whenever said vote establishes this penalty in relation to non-compliance of commitments undertaken or to ensure the specific execution of said commitments.

CHAPTER IV

Management

Article 14: HOLDINGS shall be managed by the following bodies:

a) a Board of Directors;

b) a Board of Officers. SECTION I

The Board of Directors

Article 15: The Board of Directors shall be composed of a minimum of five (5) and a maximum of eleven (11) Directors, shareholders of HOLDINGS, elected by the General Shareholders Meeting, with a one (1) year term of office.

Sole Paragraph: The Board of Directors shall have a Chairman and a Vice-Chairman, chosen by the Board in the form set forth in the Second Paragraph of Article 18.

Article 16: It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for HOLDINGS and its subsidiaries;

b) call Shareholders’ Meetings;

c) submit to the General Shareholders Meetings proposals for:

I capital increase or reduction;

II mergers, amalgamations or spin-offs;

III amendment to the by-laws;

d) decide upon the following matters:

I partnerships or joint ventures involving HOLDINGS, including participation in shareholders' agreements;

II acquisition, disposal, increase or reduction in controlled or affiliated companies, as well as their merger, amalgamation or spin-off;

III acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV to examine semi-annual balance sheets and decide upon the distribution and investment of profits, in compliance with the provisions of Article 35;

V to decide upon the annual report to the shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders’ Meeting;

e) determine the remuneration of each of the members of the Board of Directors and of the Board of Officers, up to the global amount approved by the Shareholders’ Meeting;

f) appoint substitutes for the members of the Board of Directors and for any of the members of the Board of Officers in the cases provided for herein;

g) authorize, whenever deemed necessary, the representation of HOLDINGS by a sole member of the Board of Officers or by an attorney, provided that the respective power of attorney indicates the acts that shall be practiced;

h) to elect and remove from office the members of the Board of Officers as well as to determine their duties;

i) supervise the actions of the Board of Officers; to examine, at any time, HOLDINGS’ books and documents; to request information on contracts entered into or about to be entered into with HOLDINGS, as well as any other acts;

j) supervise and provide guidance to the Board of Officers;

l) appoint and dismiss independent auditors;

m) decide upon the purchase of shares issued by HOLDINGS;

n) bring under its authority specific matters of interest to HOLDINGS and decide upon the cases not provided for herein;

o) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors;

b) appoint, in the cases provided for by these by-laws, a substitute for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders’ Meetings, with authority to appoint any member of the Board of Directors or of the Board of Officers to do so in his stead;

d) provide guidance to the Corporate President regarding the rights of partner as provided for in Fifth Paragraph of Article 26.

Sole Paragraph: It is incumbent on the Vice-Chairman of the Board of Director to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily once every six months and, extraordinarily, whenever corporate interests so require.

First Paragraph: The Board of Directors’ meetings may be called by the Chairman or by the Vice-Chairman, severally, or by any two members of said Board jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by majority of votes with the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of the Board of Directors’Meetings.

Article 19: Except in the cases where the law calls for a special procedure, the replacement of the members of the Board of Directors shall be carried out as follows:

a) in the cases of temporary replacement:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

b) in the case of replacement due to a vacancy:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

III – all other Board members shall be replaced by a substitute appointed by the Board of Directors;

c) If a majority or all positions on the Board of Directors become vacant, a Shareholders’ Meeting shall be called to hold a new election;

Sole Paragraph: The person replaced as per item “b”, sub-section III of this Article shall remain in office until the next Shareholders’ Meeting, which shall fill the vacant position for the remainder of the term of office of the replaced Board of Directors member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise three (3) members, residents in Brazil, shareholders or not, elected by the Board of Directors, with a one (1) year term of office, reelection being permitted, composed by:

a) One (1) Corporate President;

b) Two (2) Officers;

Article 21: It is incumbent upon the Board of Officers the management and administration of the company's business, The Board of Officers they may carry out all transactions and perform all acts related to HOLDINGS’ objectives, and their responsibilities are:

a) to cause semi-annual balance sheets to be prepared and to propose their approval by the Board of Directors together with a proposal for the distribution and utilization of profits, subject to the provisions of Article 34;

b) to submit to the approval of the Board of Directors the Annual Report to Shareholders and the Financial Statements of each fiscal year, so that they may then be presented to the Shareholders’ Meeting;

c) to comply with and ensure compliance with the deliberations of the Shareholders Meeting, of the Board of Directors and of these by-laws;

Article 22: It is incumbent upon HOLDINGS’ Corporate President to:

I - call and chair the meetings of the Board of Officers;

II - provide guidance to the management and operation of the company's businesses, supervising the work of the Board of Officers;

III - coordinate the actions of the Officers;

IV - appoint the substitutes of the Officers in those cases provided for in these by-laws.

Article 23: It is incumbent on the Board of Officers to manage and to direct the company's business according to the duties specifically assigned to them by the Board of Directors.

Article 24: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement, the substitute of the HOLDINGS Corporate President shall be appointed by the Board of Directors;

b) in the cases of replacement due to a vacancy in relation to any of the members of the Board of Officers, the substitute shall be elected by the Board of Directors.

Article 25: The Board of Officers shall meet whenever called to do so by the HOLDINGS Corporate President.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes with the presence of at least half of its elected members. The Corporate President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be drawn up in the appropriate Book of Minutes of the Board of Officers’Meetings.

Article 26: The active and passive representation of HOLDINGS shall be exercised by the members of the Board of Officers.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers:

a) acts resulting in encumbrance or disposal of real property or of goods and chattels, the provision of collateral or “fide jussio”guarantees, settlement or waiver of rights, the assumption of obligations, and the execution of agreements, as well as those acts that create responsibilities for HOLDINGS or release third parties from liabilities in relation to it;

b) the appointment of proxies, due consideration being given to the provisions of item “g” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers or by proxies with specific powers in acts related to:

a) receipt of initial summonses or rendering of personal depositions in court;

b) receipt of legal notices and rendering of statements out of court.

Third Paragraph: The acts anticipated in item “a” of First Paragraph of this Article may also be performed by any member of the Board of Officers together with a proxy or jointly by two proxies, provided an appropriate document specifies the limits, the extension of their powers and the duration of the proxy.

Fourth Paragraph: The Board of Officers shall constitute attorneys to solely represent the Company in the following events:

a) powers of attorney with “ad judicia” clause for an undetermined term, including the acts of waiving, renouncing, settlements, receiving and acquittal; and

b) when the Grantee is a Corporation.

Fifth Paragraph: HOLDINGS shall be represented in the General Shareholders' Meetings, Partners Meetings and in the statutory bodies of the corporate entities in which it holds a stake or is a partner by the Corporate President, who may appoint any of the HOLDINGS Officers or a proxy to do so in his stead, to act jointly in pairs or severally, as provided for in the respective proxy letter.

SECTION III

Provisions Applying to Both the Board of Directors and the Board of Officers

Article 27: The Shareholders’ Meeting and the Board of Directors may abstain from electing Directors and members of the Board of Officers, whenever the minimum limits established herein have been fulfilled.

Article 28: Holding an office on the Board of Directors and on the Board of Officers shall not require the pledging of a bond.

Article 29: The members of the Board of Directors and of the Board of Officers shall be vested in their offices upon signing an instrument of investiture drawn up in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Officers.

Article 30: The members of the Board of Directors and of the Board of Officers shall remain in office after the end of their terms until their substitutes take office.

Article 31: The General Shareholders' Meeting shall determine the remuneration of the Board of Directors and of the Board of Officers.

CHAPTER V

The Audit Board

Article 32: HOLDINGS shall have an Audit Board made up of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in the law.

First Paragraph: The Audit Board shall only function in those fiscal years in which the shareholders request the installation of said committee, due consideration being given to legal provisions.

Second Paragraph: The Shareholders’ Meeting at which the installation of the Audit Board is requested shall elect its members and determine their remuneration.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders’ Meeting following their investiture.

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34: On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

Sole Paragraph: From the results of the fiscal year, five percent (5%) shall mandatorily be allocated to a legal reserve, which shall not exceed twenty percent (20%) of the registered capital, due consideration being given to the provisions of First Paragraph of Article 193 of Law 6,404, of Dec. 15, 1976.

Article 35: HOLDINGS shall distribute in the form of dividends, every fiscal year, one hundred percent (100%) of the realized profit of the fiscal year in cash, remaining after the establishment of the legal reserve described in the sole paragraph of Article 34 herein and/or of the unrealized profit reserve that is the subject of Article 197 of law no. 6,404, of Dec. 15, 1976, with the text provided by Law no. 10,303, of Oct. 31, 2001, whenever applicable.

Sole Paragraph: In order to calculate the amount of dividends distributed, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Article 36: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders’ Meeting, having heard the Audit Board, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from:

a) profit ascertained in a semi-annual balance sheet, and

b) retained profits or from Profit Reserves that were to be found in the last annual or semi-annual balance sheet.

Sole Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.

CHAPTER VII

Liquidation

Article 37: HOLDINGS shall enter into liquidation in the cases determined by law or by decision of the Shareholders’ Meeting, which shall establish the form of liquidation and shall elect the liquidators and the Audit Board, if the installation thereof has been requested, to operate during the liquidation period.

CHAPTER VIII

General Provisions

Article 38: Shareholders failing to pay up installments on shares subscribed, as per the conditions set out in the subscription bulletin or, should said bulletin omit this information, when called upon to do so by the Board of Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of one percent (1%) per month in addition to monetary correction calculated in accordance with the indices established by the Board of Directors, without prejudice to the utilization by HOLDINGS of all legal remedies available for it to recover its credit.

Article 39: The reimbursement value of shares, in the cases that it is ensured by law, shall be equal to the equity value of shares, calculated on the basis of the balance sheet drawn up in accordance with the form set forth by law.

CHAPTER IX

Transitory Provisions

Article 40: HOLDINGS shall keep in its accounting records, as a Special Reserve for Dividends, the amount of R$36,603,225.60 (thirty-six million, six hundred and three thousand, two hundred and twenty-five reais and sixty cents), which on December 31, 1996 corresponded to 44,169,452.8780 (forty-four million, one hundred and sixty-nine thousand, four hundred and fifty-two and eight hundred and seventy-eight thousand) UFIRs (Fiscal Reference Units), said quantity being made up of the profits ascertained in HOLDINGS' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n(Degree) 49 of Sep. 23, 1994.

Sole Paragraph: The Special Reserve for Dividends referred to in this Article shall be reduced by the dividends distributed by the company from the account of said Reserve or by virtue of their capitalization.”

II – GENERAL SHAREHOLDERS MEETING

1. Approved the Management Report, the Financial Statements, as well as the Accounting Firm Report related to the fiscal year ended on December 31, 2003, which were published in the Official Gazette of the State of São Paulo, in the edition of February 13, 2004, on pages 7, 8, 9 and 10, and in the Valor Econômico Newspaper, in the edition of February 13, 2004, on pages A26, A27 e A28.

2. Ratified, pursuant to the terms of the Financial Statements approved hereinabove, the distribution of the results accrued on the fiscal year ended on December 31, 2003, as follows: out of the net profit accrued in the total amount of R$ 602.862.684,22, (a) R$ 30.143.134,21 have been assigned to the Legal Reserve; (b) R$ 228.209.401,49 were assigned on 2003 to the payment of Interest on Capital Stock to the Company’s shareholders, being such amounts considered as part of mandatory dividends corresponding to the fiscal year of 2003, as per the provisions of paragraph 7º of Article 9 of Federal Law N. 9,249/95; and (c) R$ 344.510.148,52 have been assigned to the Reserve for Realizable Profits, in accordance with Article 197 of the Law N. 6.404/76.

3. Reelected to the Board of Officers, with term of office of one year, Messrs.: ROBERTO KONDER BORNHAUSEN, Brazilian citizen, married, engineer, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, n.º 891, 22nd Floor, bearer of Identity Card (RG) N. 44.560-SSI-SC and enrolled with the Individuals’ Tax Payers Enrollment (“CPF”) under No. 003.899.359-72, PEDRO MOREIRA SALLES, Brazilian citizen, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso No. 891 – 4th floor, bearer of Identity Card (RG) No. 19.979.952-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 551.222.567-72, ISRAEL VAINBOIM, Brazilian citizen, divorced, engineer, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso No. 891 – 22th floor, bearer of Identity Card (RG) No. 14.189.351-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 090.997.197-873, TOMAS TOMISLAV ANTONIN ZINNER, Brazilian citizen, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso No. 891 – 4th floor, bearer of Identity Card (RG) No. 16.459 of the Regional Council of Economics – 1st Region and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 007.884.067-87, GABRIEL JORGE FERREIRA, Brazilian citizen, married, lawyer, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso No. 891 – 4th floor, bearer of Identity Card (RG) No. 20.829-OAB-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 008.118.588-04, GUILHERME AFFONSO FERREIRA, Brazilian citizen, married, businessman, domiciled in the City of São Paulo, State of São Paulo, at Rua Estados Unidos, No. 1.342, bearer of Identity Card (RG) No. 4.405.163-SSP-SP and enrolled with the Individuals’ Tax Payers Enrollment (“CPF”) under No. 762.604.298-00, CARLOS ALBERTO DE OLIVEIRA CRUZ, Portuguese citizen, married, economist, domiciled in the City of São Pedro de Estoril, Portugal, at Rua Afonso de Albuquerque - Vivenda Nossa Senhora do Carmo, bearer of the Passport issued by Portuguese Republic No. 255722, issued on 9.13.1993.

4. Considering that Mr. KOJI YAMADA has not been reelected as member of the Board of Directors, attendant shareholders presented their sincerely thanks for the excellent work developed.

5. The monthly global amounts, which also includes the advantages and benefits of any nature eventually attributed, was established up to R$ 100.000,00 to the Board of Officers and up to 100.000,00 to the Board of Directors, considering that such amounts may be re-adjusted in accordance with the remuneration policy adopted by the Company.

FILED DOCUMENTS: The Proposal of the Board of Directors of April 14, 2004, duly authenticated by the members of the Board of the Meeting, was duly filed in the Company’s head offices.

AUDIT BOARD: There were no manifestation of the Audit Board, which was not on duty.

São Paulo, April 30, 2004

(aa) Roberto Konder Bornhausen - Chairman
Marcia Maria Freitas de Aguiar - Secretary

SHAREHOLDERS: MARCIA MARIA FREITAS DE AGUIAR; by E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. – Israel Vainboim – Officer; ROBERTO KONDER BORNHAUSEM; by BAHEMA PARTICIPAÇÕES S.A. – Silvia Maria Affonso Ferreira; AMADEU ZAMBONI NETO; GERADO TRAVAGLIA FILHO; GABRIEL JORGE FERREIRA e CLAUDIA POLITANSKI.

This is a revised copy of the original minutes registered in the book “Minutes of Annual Meeting” of the company, and its publication is hereby authorized.

São Paulo, April 30, 2004

________________________________________
MARCIA MARIA FREITAS DE AGUIAR
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.